SEC[illegible] 06006760 [illegible]ISSION
Washington, D.C. 20549

AB 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPSTONE INVESTMENTS, [redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 LA JOLLA VILLAGE DRIVE, SUITE 1040
(No. and Street)

SAN DIEGO, (City) CALIFORNIA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN CAPOZZA, PRESIDENT (858) 875-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MARTINEZ, CPA, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

5755 OBERLIN DRIVE, SUITE 310, SAN DIEGO, CA 92121
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/9

Steven Martinez, CPA
An Accountancy Corporation

Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

Phone: (858) 535-9935
Fax: (858) 535-9194

Report of Independent Auditor

Board of Directors
Capstone Investments, Inc.:

I have audited the accompanying balance sheet of Capstone Investments, Inc. as of December 31, 2005, 2004 and 2003, and the related statements of income and retained earnings, and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Capstone Investments, Inc. at December 31, 2005, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Steven Martinez
Certified Public Accountant

San Diego, California
February 22, 2006

Capstone Investments, Inc.
Balance Sheet
December 31,

Assets	2005	2004	2003
Current Assets:			
Cash	$ 338,819	$ 97,972	$ 426,849
Commissions receivable	98,800	332,783	283,607
Clearing firm deposit	726,024	443,015	278,946
Investments	1,966,330	105,000	66,000
Prepaid taxes	-	6,554	7,354
Prepaid expenses	12,279	14,563	16,387
Total current assets	3,142,252	999,887	1,079,143
Fixed assets, net of accumulated depreciation	10,781	18,242	29,986
Other receivables	11,508	200	2,181
Other assets	12,729	12,729	14,429
Total assets	$ 3,177,270	$ 1,031,058	$ 1,125,739
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable	$ 24,605	$ 55,867	$ 59,749
Clearing fees payable	8,282	10,193	13,143
Commissions payable	295,975	344,143	114,777
Soft dollars payable	534,008	286,599	479,598
California income tax	6,154	-	-
Accrued vacation salaries	4,788	2,873	8,400
Clearing firm overpayment	-	-	45,000
Other current liability	5,655	-	-
Total liabilities	879,467	699,675	720,667
Commitments and Contingencies (See Notes)			
Shareholders' equity:			
Common stock, no par value, 100,000 shares authorized, 75,000 shares issued and outstanding	-	-	-
Additional paid in capital	171,550	152,170	152,170
Retained earnings	910,368	208,431	317,902
Unrealized gain (loss) on investments	1,280,885	35,782	-
Treasury stock, at cost; 25,000 shares	(65,000)	(65,000)	(65,000)
Total shareholders' equity	2,297,803	331,383	405,072
Total liabilities and stockholders' equity	$ 3,177,270	$ 1,031,058	$ 1,125,739

See accompanying notes.

Capstone Investments, Inc.
Statement of Income and Retained Earnings
For the years ended December 31,

	2005	2004	2003
Income			
Commissions	$ 9,452,195	$ 6,780,472	$ 9,143,983
Investment banking	1,174,618	2,331,065	929,050
Management fees	793,882	48,699	-
Research services	256,456	372,524	276,690
Signature guarantee	66,150	110,290	152,351
Other income and fees	437,430	1,024,041	303,428
Total income	12,180,731	10,667,091	10,805,502
Expenses			
Commissions and clearing charges	5,841,896	5,578,402	4,395,286
Communications	110,164	121,098	144,029
Depreciation	10,225	64,029	79,653
Legal and professional	284,109	321,343	58,540
Rent	255,662	284,128	262,380
Salaries and wages	1,635,689	1,035,121	1,867,184
Soft dollar expenses	2,729,650	2,002,114	3,001,569
Travel and entertainment	275,227	321,383	221,134
General and administrative	566,835	1,218,474	685,412
Total operating expenses	11,709,457	10,946,092	10,715,187
Net income (loss) from operations	471,274	(279,001)	90,315
Other income (losses)			
Gain on investments	188,067	158,396	-
Interest income	25,416	10,334	10,127
Other income	5,655	-	-
Net other income (losses)	219,138	168,730	10,127
State income taxes	11,525	800	800
Net comprehensive income (loss)	$ 701,937	$ (109,471)	$ 101,242
Retained earnings at beginning of period	208,431	317,902	216,660
Retained earnings at end of period	$ 910,368	$ 208,431	$ 317,902

See accompanying notes.

Capstone Investments, Inc.
Statement of Cash Flows
for the Years ended December 31,

	2005	2004	2003
Operating Activities:			
Net income (loss)	$ 701,937	$ (109,471)	$ 101,242
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,225	64,029	79,653
Gain on investments	(188,067)	(158,396)	-
(Increase) Decrease in commissions receivable	233,983	(49,176)	(139,205)
(Increase) in clearing house deposit	(283,009)	(164,069)	(100,109)
(Increase) Decrease in prepaid taxes	6,554	800	(2,854)
(Increase) Decrease in prepaid expenses	2,284	1,824	(1,066)
(Increase) Decrease in office security deposits	-	1,700	(1,700)
Increase (Decrease) in accounts payable	(31,262)	(3,882)	50,109
Increase (Decrease) in clearing fees payable	(1,911)	(2,950)	9,153
Increase (Decrease) in commissions payable	(48,168)	229,366	66,514
Increase (Decrease) in soft dollars payable	247,409	(192,999)	254,266
Increase (Decrease) in California income tax	6,154	-	-
Increase (Decrease) in vacation liabilities	1,915	(5,527)	(1,300)
Increase (Decrease) in clearing firm liability	-	(45,000)	45,000
Increase (Decrease) in other accrued liabilities	5,655	-	(606)
Total Adjustments	(38,238)	(324,280)	257,855
Net cash provided (used) by operating activities	663,699	(433,751)	359,097
Investing Activities:			
Proceeds from sale of investments	200,000	184,116	-
Furniture, fixtures and equipment	(2,764)	(78,005)	(63,249)
(Increase) Decrease in investment	(628,160)	(3,218)	(64,300)
(Increase) Decrease in other receivables	(11,308)	1,981	16,643
Net cash provided (used) by investing activities	(442,232)	104,874	(110,906)
Financing Activities:			
Capital contribution (Distribution)	19,380	-	(50,000)
Net provided (used) by financing activities	19,380	-	(50,000)
Net increase (decrease) in cash	240,847	(328,877)	198,191
Cash and cash equivalents at beginning of year	97,972	426,849	228,658
Cash and cash equivalents at end of year	$ 338,819	$ 97,972	$ 426,849
Supplemental Disclosure:			
Cash paid during the year for:			
Income taxes	$ 800	$ 800	$ 1,066

See accompanying notes.

Capstone Investments, Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2005, 2004 and 2003

	No Par, Common Stock		Additional	Retained	Investments Unrealized	Treasury Stock		Total
	Shares	Amount	Paid-In Capital	Earnings	Gain	Shares	Amount	Stockholders' Equity
Balance at December 31, 2002	75,000	$ -	$ 202,170	$ 216,660	$ -	25,000	$ (65,000)	$ 353,830
Capital distributed to shareholders	-	-	(50,000)	-	-	-	-	(50,000)
Net income	-	-	-	101,242	-	-	-	101,242
Balance at December 31, 2003	75,000	$ -	$ 152,170	$ 317,902	$ -	25,000	$ (65,000)	$ 405,072
Net loss	-	-	-	(109,471)	-	-	-	(109,471)
Unrealized gain on investments	-	-	-	-	35,782			35,782
Balance at December 31, 2004	75,000	$ -	$ 152,170	$ 208,431	$ 35,782	25,000	$ (65,000)	$ 331,383
Capital contributed by shareholders	-	-	19,380	-	-	-	-	19,380
Net income	-	-	-	701,937	-	-	-	701,937
Unrealized gain on investments	-	-	-	-	1,245,103	-	-	1,245,103
Balance at December 31, 2005	**75,000**	**$ -**	**$ 171,550**	**$ 910,368**	**$ 1,280,885**	**25,000**	**$ (65,000)**	**$ 2,297,803**

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

Capstone Investments, Inc. (the "Company") was formed in California on September 25, 1995. We are a closely held Company with five individual shareholders; Anthony Capozza, Ann Capozza, Steven Capozza, Scott Dahle, and Jason Diamond. Our business is conducted primarily from our office located at 4660 La Jolla Village Drive, Suite 1040, San Diego, California.

We are an introducing broker/dealer and provide brokerage, investment banking, and corporate finance services to retail and institutional clients. All of our transactions are conducted on a fully disclosed basis with Wedbush Morgan Securities, a NYSE member firm.

We are approved as a securities broker dealer by the Securities and Exchange Commission, National Association of Securities Dealers, and the State of California. Accordingly, we operate under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Basis of Accounting

Our financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Comprehensive income:
In the year ended December 31, 2002, we adopted SFAS 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the changes in equity. However, there were no other comprehensive income items for the years ended December 31, 2005, 2004 or 2003.

Revenue recognition:
Our revenue is commission based and is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

Property, computers, equipment and leasehold improvements:
Fixed assets costing more than $1,000 are evaluated to determine an estimate useful life. If the asset's estimated useful life is greater than twelve months it's capitalized and depreciated over the estimated useful life so determined. Historically, our depreciable assets consist primarily of computers, software, and furniture. We determined the nature of these assets warrant an estimated useful life of less than twelve months. Accordingly, these assets were expensed as fully depreciated at December 31, 2005.

1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

In preparing our financial statements in conformity with generally accepted accounting principles we make certain estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

Reclassification

Certain amounts in the our financial statements for the year ended December 31, 2004 and 2003 have been reclassified in order to conform to current year comparative presentation.

Cash and Cash Equivalents

Pursuant to FASB Statement of Accounting Standards No. 95, regarding the Statement of Cash Flows, certificates of deposits and securities with original maturities of three months or less are classified as cash equivalents. Certificates of deposit and securities with original maturities greater than three months are considered short-term investments.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of temporary cash investments. We place our temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2005, 2004, and 2003 we had $864,843, $340,987, and $505,795 on deposit among two different institutions which exceeded the maximum insurance coverage.

Income Taxes

We are is a taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, we are not subject to Federal income tax. No provision for Federal income taxes is included in these financial statements.

We are subject to a California Franchise Tax at a flat rate of 1.5% of its profit, but not less than $800.

2. Clearing Firm Deposit

We are required to maintain a certain amount of cash on deposit with Wedbush Morgan Securities in to specifically satisfy the Company's deposit requirement under the clearing agreement. The amount on deposit is restricted and the amount can fluctuate.

2. Clearing Firm Deposit (Continued):

The detail of the cash we have on deposit with our clearing firm, Wedbush Morgan Securities, is as follows:

	2005	2004	2003
Cash on deposit Wedbush Morgan Securities	$726,024	$443,015	$278,946
Restricted to satisfy clearing agreement	$500,000	$170,000	$170,000
Non restricted cash balance	$226,024	$273,015	$108,946

3. Investments

We have funds on deposit with Wedbush Morgan Securities that are separate from our clearing firm deposit requirement. We use these funds to trade, short term, in public companies listed on established exchanges. Our holdings are reported on the accompanying financial statements at their fair market value.

4. Fixed Assets

At December 31, 2005, 2004 and 2003, our fixed assets consisted of the following:

	2005	2004	2003
Leasehold improvements	$10,548	$10,548	$10,548
Office furniture	69,113	67,526	57,270
Computers and equipment	183,333	182,156	140,127
Total fixed assets	262,994	260,230	$207,945
Less: Accumulated depreciation	(252,213)	(241,988)	(177,959)
Fixed assets, net	$10,781	$18,242	$ 29,986

5. Lease Obligations

We lease our La Jolla office. Under the conditions of the lease agreement, we are obligated for future minimum lease obligations as follows:

Year ending December 31, 2006	$ 213,463
Year ending December 31, 2007	$ 221,905
Thereafter	$ 56,004
Total	$ 491,372

In December 2005, we sub leased a portion of our La Jolla office to an unrelated business. We sub lease the space for $5,655 per month. In addition, we collected a security deposit of $5,655 which is reflected on the accompanying balance sheet.

5. Lease Obligations (Continued):

We also have an office in Palos Verde, California. Our lease for this office expired in 2005 and we are currently renting the office on a month to month basis.

6. Net Capital Requirements

We are subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital. On December 31, 2005, 2004 and 2003, the Company's net capital of $253,676, $174,095 and $268,735, respectively, exceeded the minimum net capital requirement by $195,045, $124,095 and $218,735. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 3.47 to 1. This ratio is less than the 15 to 1 ratio requirement for a broker dealer in business for more than one year.

****

Capstone Investments, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2005

Computation of Net Capital	Focus Report December 31, 2005	Audited Financial Statements December 31, 2005	Change	Comment
Total assets	$ 3,188,886	$ 3,177,270	$ (11,616)	Difference is due to adjustment for the estimate underlying depreciation, write off of certain fixed assets, adjustment for prepaid California Franchise Tax, accrual for 2005 California Franchise Tax liability, and accrual for year end vacation salaries.
Less: Liabilities	(868,524)	(879,467)	(10,943)	
Net worth	2,320,362	2,297,803	(22,559)	
Less: Non-Allowable Assets				
Receivables	(30,500)	(30,500)	-	
Investments	(1,966,330)	(1,966,330)	-	
Prepaid income taxes	(7,185)	-	7,185	Difference is due to adjusting for year end actual.
Fixed assets	(15,212)	(10,781)	4,431	Difference is due to adjusting the monthly estimate to year end actual.
Prepaid insurance	(12,279)	(12,279)	-	
Other receivables	(11,508)	(11,508)	-	
Office security deposit	(12,729)	(12,729)	-	
Total Non-Allowable Assets	(2,055,743)	(2,044,127)	11,616	
Tentative Net Capital	264,619	253,676	(10,943)	
Less:				
Haircuts	-	-	-	
Net Capital	264,619	253,676	$ (10,943)	
Minimum Net Capital Required	57,901	58,631		
Excess Net Capital	$ 206,718	$ 195,045		
Ratio of aggregate indebtedness to net capital	3.28%	3.47%		

See accompanying notes.

Capstone Investments, Inc.
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005, 2004 and 2003

Capstone Investments, Inc. is exempt from the Reserve Requirement of Rule 15c3-3(k)(2)(ii).

Capstone Investments, Inc.
Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2005, 2004 and 2003

Capstone Investments, Inc. is exempt from the Possession and Control Requirements of Rule 15c3-3(k)(2)(ii).

Steven Martinez, CPA

An Accountancy Corporation

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Board of Directors
Capstone Investments, Inc.

In planning and performing my audit of the financial statements of Capstone Investments, Inc. for the year ended December 31, 2005, 2004 and 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capstone Investments, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reverse System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Steven Martinez
Certified Public Accountant

San Diego, California
February 22, 2006

Financial Statements

Capstone Investments, Inc.

for the Years ended December 31, 2005, 2004 and 2003
with Report of Independent Auditor

Capstone Investments, Inc.

Financial Statement

Years ended December 31, 2005, 2004 and 2003

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